Pharmavet Inc.
                          461 Beach 124 Street
                       Belle Harbor, New York 11694
                         Telephone 718 318-0994
                         Facsimile 718 945-0155


                            October 21, 2003


Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. John Reynolds, Assistant Director,
         Office of Emerging Growth Companies

Re: Registration Statement on Form SB-2
Filed: September 12, 2003
File #333-108756


Dear Mr. Reynolds:

     Pursuant to rule 477, the Registrant hereby requests that securities to be offered by this Registration Statement be withdrawn as the offering will not proceed due to present market and economic conditions. None of the securities registered were offered or sold.

                                               Sincerely yours,

                                               s/Arthur Seidenfeld

                                               Arthur Seidenfeld, President